SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number V-1799

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MG ADVANTAGE 401(k) PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

MEDIA GENERAL, INC.

333 East Franklin Street

Richmond, Virginia 23219

Financial Statements

And Supplemental Schedule

MG Advantage 401(k) Plan

Years ended December 31, 2006, and 2005

with Report of Independent Registered Public Accounting Firm

MG Advantage 401(k) Plan

Financial Statements

and Supplemental Schedule

Years ended December 31, 2006, and 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrator

MG Advantage 401(k) Plan

We have audited the accompanying statements of net assets available for plan benefits of the MG Advantage 401(k) Plan (the Plan), as of December 31, 2006 and 2005, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

May 16, 2007

Richmond, Virginia

MG Advantage 401(k) Plan

Statements of Net Assets Available for Plan Benefits

	December 31,
	2006	2005
Assets
Cash	$2,915,087	$3,837,299
Investments	240,967,882	244,746,697

Net assets available for plan benefits	$243,882,969	$248,583,996

See accompanying notes.

MG Advantage 401(k) Plan

Statements of Changes in Net Assets Available for Plan Benefits

	Years Ended December 31,
	2006	2005
Additions:
Investment income:
Interest & dividends	$8,914,884	$5,305,250
Net realized and unrealized depreciation in fair value of investments	(12,579,738)	(16,143,657)

	(3,664,854)	(10,838,407)

Contributions:
Employer	8,555,285	8,156,703
Participants	15,756,648	14,846,698
Rollovers	1,046,418	1,300,253

	25,358,351	24,303,654

Total Additions	21,693,497	13,465,247

Deductions:
Distributions to participants	(26,394,524)	(21,932,524)

Net decrease in net assets available for plan benefits	(4,701,027)	(8,467,277)
Net assets available for plan benefits at beginning of year	248,583,996	257,051,273

Net assets available for plan benefits at end of year	$243,882,969	$248,583,996

See accompanying notes.

MG Advantage 401(k) Plan

Notes to Financial Statements

December 31, 2006

1.	General

Fidelity Management Trust Company (Fidelity) is the trustee, recordkeeper, and investment manager of the MG Advantage 401(k) Plan (the Plan), pursuant to a trust agreement dated January 1, 2001. The investment fund options include thirteen Fidelity funds, the Lord Abbett Small Company Value Fund, and the Media General Stock Fund. Effective April 1, 2005, the Lord Abbett Small Company Value Fund replaced the Dreyfus Small Company Value Fund. The Fidelity Spartan Equity Index Fund became an option effective July 1, 2005.

2.	Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Valuation of Investments

All investments, other than loans to participants, are carried at market value. Loans to participants are carried at the original amount of the loan less repayments received which approximates market value. Investments in securities traded on national securities exchanges are valued at the last reported sales price or at the last reported bid quotation if not traded on that day. Investments in mutual funds are valued at their redemption value. Dividends are recorded on the ex-dividend date and interest is accrued as earned.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for Plan benefits.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from these estimates.

3.	Contributions

The Plan allows participants to make pretax contributions by means of regular payroll deductions, up to 30% of a participant’s total compensation subject to limitations prescribed by the Internal Revenue Code. After-tax contributions are not allowed. Media General, Inc. (the Company) matches 100% of contributions up to 4% of a participant’s total pay. Participants may rollover account balances from a prior employer’s qualified retirement plan or “conduit” IRA that holds only prior qualified plan balances. Participant contributions are invested in accordance with Plan terms directed by participants in the fifteen investment options mentioned in Note 1. Company matching contributions are initially invested in Company stock, subject to transfer provisions discussed in the following paragraph.

MG Advantage 401(k) Plan

Notes to Financial Statements (continued)

3.	Contributions (continued)

Participants may change their investment elections directly with Fidelity at any time. Participants over age 55 may also transfer 100% of the market value of their account among all fund options. Participants under age 55 may transfer 100% of the market value of their account among all fund options, except from the Media General Common Stock Fund, at any time. These participant transfers from the Media General Common Stock Fund are limited to 25% of the participant’s fund balance once a quarter to any of the other funds.

The Plan also includes, among other things, a loan feature (see Note 7). Under specified guidelines, a participant may request the trustee to transfer a portion of the participant’s balance in other funds into a loan account for disbursement as a loan to the participant. Repayment of principal and interest is generally made by payroll deduction and the loans are fully secured by the participant’s account balance.

4.	Eligibility, Vesting, Withdrawals, and Terminations

Any employee who has completed 45 days of service and is at least 18 years old shall be eligible to participate in the Plan as of the first day of the month following meeting these eligibility requirements. In the event of termination of employment or withdrawal from the Plan, participants receive the total value of their account either directly or by rollover to another qualified account. The vesting provisions of the Plan provide for immediate 100% vesting of the value of Company pretax matching contributions.

The Company has established the Plan with the intention that it will continue. The Company has the right at any time to terminate the Plan. Should the Plan be terminated, the value of the participants’ accounts would be distributed to the participants in a manner consistent with the Summary Plan Document.

The above descriptions are provided for informational purposes. Readers should refer to the most recently updated Summary Plan Document for more complete information on Plan provisions.

5.	Income Taxes

The Internal Revenue Service ruled on February 27, 2003 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) as of January 1, 2002, and, therefore, the related trust is not subject to tax under present income tax law. Employee contributions qualify as “cash or deferred” contributions under Section 401(k) of the IRC. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Company believes the Plan continues to qualify under the IRC and the related trust is tax exempt.

6.	Investments

Investments representing five percent or more of the Plan’s net assets at December 31, 2006 and 2005 consisted of the following:

	2006		2005
Name and Title	Cost	Market Value	Cost	Market Value
Media General, Inc. Common Stock Fund	$71,066,006	$66,160,110	$69,557,729	$87,284,784
Fidelity Managed Income Portfolio Fund	18,509,632	18,509,632	21,412,396	21,412,396
Fidelity Fund	27,767,361	32,564,258	30,117,692	31,635,214
Fidelity Growth Company	15,424,437	20,536,145	15,004,936	19,197,482
Fidelity Diversified International	12,428,960	15,963,802	—	—
Fidelity Freedom 2010	15,698,224	17,218,814	14,768,885	15,830,520
Fidelity Freedom 2020	13,820,341	15,872,254	11,220,399	12,758,788
Lord Abbett Small Co. Value	15,275,148	14,864,785	—	—

At December 31, 2005, the market value of the Lord Abbett Small Co. Value and Fidelity Diversified International Funds did not exceed five percent of the Plan’s net assets.

MG Advantage 401(k) Plan

Notes to Financial Statements (continued)

6.	Investments (continued)

The Plan’s investments (depreciated) appreciated in fair value during 2006 and 2005 as follows:

Name and Title	2006	2005
Media General, Inc. Common Stock Fund	$(23,252,149)	$(23,611,997)
Fidelity Fund	3,773,711	1,961,847
Fidelity Growth Company	1,798,304	2,237,034
Fidelity OTC Portfolio	550,616	455,515
Fidelity Diversified International	1,610,641	1,230,240
Fidelity Freedom Income	55,218	31,147
Fidelity Freedom 2000	25,580	14,657
Fidelity Freedom 2010	623,271	466,497
Fidelity Freedom 2020	756,837	624,004
Fidelity Freedom 2030	650,611	561,921
Fidelity Freedom 2040	261,395	218,285
Fidelity Intermediate Bond	(4,060)	(38,082)
Lord Abbett Small Company Value	411,294	(694,298)
Fidelity Spartan Equity Index	158,993	15,562
Dreyfus Small Company Value	—	384,011

	$(12,579,738)	$(16,143,657)

7.	Loans to Participants

The Plan has a loan feature available to all Plan participants. Loans are made from the participant’s account, reducing the investment balance and creating a receivable in the Loan Fund. Loans are secured by the participant’s vested account balance. Loans to terminated participants and loans in default are treated as distributions to the participant. Loans are generally repaid through payroll deduction including principal and interest. The principal portion reduces the receivable from participants and both principal and interest are transferred to the participant’s investment account as repayments are received.

Participants may obtain loans based on the vested value of their accounts. New loans cannot exceed 50% of the participant’s account value or a maximum of $50,000 in accordance with the Department of Labor’s regulations on loans to participants. Loans are limited to one loan per participant per twelve-month period with a maximum of two loans outstanding at any one time. Loans shall bear a reasonable rate of interest and must be repaid over a period not to exceed 5 years unless used to purchase the participant’s primary residence, in which case the loan must be repaid over a period not to exceed 10 years.

8.	Related Party Transactions

Recurring administrative expenses of the Plan, which include trustee fees, are paid by Media General, Inc. Administrative expenses for the years ended December 31, 2006 and 2005 were approximately $172,000 and $222,000, respectively.

9.	Subsequent Event

Effective January 1, 2007, the Company made several changes to the Plan. These included increasing its company match to equal 100% of contributions up to 5% of a participant’s total pay and easing the restrictions on transferring out of the Media General Common Stock Fund. In addition, the Plan incorporated a profit sharing component, dependent upon the Company meeting certain specified financial objectives. Also effective January 1, 2007, the Company offered three additional fund choices: Rainier Small/Mid Cap Fund, Dodge & Cox Stock Fund, and Goldman Sachs Mid Cap Value Class A Fund.

Supplemental Schedule

Schedule A

MG Advantage 401(k) Plan

EIN: 54-0850433 Plan: 001

Schedule H, Line 4 (i)

Schedule of Assets (Held at End of Year) **

December 31, 2006

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment including Maturity date, rate of interest, par or maturity value	Current or Market Value
Interest-bearing Cash	2,915,087 units	$2,915,087
Fidelity* Managed Income Portfolio	18,509,632 shares	18,509,632
Fidelity* Fund	908,601 shares	32,564,258
Fidelity* Growth Company	294,594 shares	20,536,145
Fidelity* Intermediate Bond	223,554 shares	2,293,659
Fidelity* OTC Portfolio	151,073 shares	6,248,394
Fidelity* Diversified International	432,038 shares	15,963,802
Fidelity* Freedom Income	347,102 shares	4,005,553
Fidelity* Freedom 2000	116,828 shares	1,455,676
Fidelity* Freedom 2010	1,177,757 shares	17,218,814
Fidelity* Freedom 2020	1,022,038 shares	15,872,254
Fidelity* Freedom 2030	714,611 shares	11,455,209
Fidelity* Freedom 2040	415,806 shares	3,941,836
Fidelity* Spartan Equity Index	33,829 shares	1,697,557
Lord Abbett Small Company Value	478,275 shares	14,864,785
Media General, Inc.* Common Stock Fund	1,779,933 shares	66,160,110
Loans to participants*	4% - 10%	8,180,198

Total		$243,882,969

*	Party in interest to the Plan
**	Historical cost is not required as all investments are participant directed

EXHIBIT INDEX

TO

FORM 11-K FOR

MG ADVANTAGE 401(k) PLAN

Exhibit Number	Description of Exhibit
23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm, dated May 23, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

MG Advantage 401(k) Plan
(the Plan Registrant)

By:	/s/ John A. Schauss
John A. Schauss
Vice President, Finance and Chief Financial Officer

Date: May 30, 2007